Stop 6010   October 26, 2007

Dr. Kaiyo Nedd
President
MicroChannel Technologies Corporation
1628 West 1st Avenue, Suit 216
Vancouver, British Columbia, V6J 1G1

> **Re: MicroChannel Technologies Corporation**
> **Registration Statement on Form SB-2**
> **filed October 1, 2007**
> **File No. 333-146404**

Dear Mr. Nedd:

　　　　We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please have your auditors provide their letter of consent to the use of their audit report.

2. As currently filed, the text of your document does not fit on a printed page. The right hand margin cuts off the end of every line of text. Please ensure that your amendment is properly filed. If you need technical assistance, please contact the filer support office at (202) 551-8200.

3. We note the box indicating that you are registering securities to be offered on a delayed and continuous offering under Rule 415 has been checked off on the outside cover of the prospectus. You are not eligible to conduct a delayed and continuous offering under Rule 415. Please ensure that this box is not checked off in future amendments.

4. Please revise your document to clarify when the distribution will occur. You state on page 38 that the distribution will occur after the SEC declares the registration statement effective. However, footnote 1 to the financial statements says that MicroChannel Technologies was spun off to the shareholders of Octillion on August 22, 2007.

5. Please clarify when the forward stock split will occur.

Prospectus Summary, page 3

6. Please revise the summary to provide a brief description of the Option Agreement with Iowa State Research Foundation, Inc. A more detailed discussion of the agreement should be provided in the description of your business. The summary discussion should include the nature of the agreement, including the fact that ISURF has intellectual property relating to nerve regeneration and that you have entered into an agreement whereby you have a contingent option to acquire a license from ISURF in exchange for a flat fee and funding two research projects. The discussion in the business section should provide more detail concerning the material terms of the agreement, including but not limited to each parties' obligations under the agreement, the term of the agreement, the conditions you must satisfy in order to exercise your option, etc.

7. Please explain here and in the discussion of your business how you intend to use ISURF's intellectual property to develop commercially viable products. For example, do you plan to develop drugs or medical devices? Your discussion should describe the current status of these efforts. If your current efforts are directed toward demonstrating the effectiveness of the technology and you do not have a specific idea for a product candidate, your disclosure should reflect the current status.

8. Please revise "The Distribuition" to clarify that due to Mr. Rayat's 68% ownership of both MicroChannel Technologies and Octillion and Mr. Rayat's positions as executive officers of both, the companies are still affiliates and are both controlled by Mr. Ryat.

9. If accurate, please state that the Octillion shareholders will receive one share of MicroChannel for each share of Octillion that they own as of the Ex-Dividend date. If this is not accurate, please disclose how the shares will be allocated to the Octillion shareholders.

Risk Factors, page 7

10. Please revise the first paragraph to delete the statement that investors should only acquire the shares if they can afford to lose their investment. Given the nature of the distribution, the statement is not applicable.

11. Please include a risk factor stating that you have received a going concern opinion from your auditors that describe the uncertainty regarding your ability to continue as a going concern. In this risk factor, please discuss the consequences of your going concern qualification in terms of your ability to raise capital. Please further quantify the amount of funds you expect you will need to support your business plan.

12. We note your statement on the cover page that investors may be required to pay income tax on all or a portion of the value of the MicroChannel shares. The disclosure should quantify the value of the MicroChannel shares. If the value cannot be determined, explain when it will be determined, how it will be determined and whether investors will be notified of the value of the shares.

We have experienced significant losses and expect losses to continue for the foreseeable future, page 7

13. Please expand your disclosure to quantify any current expected expenditures that you have that are material.

We may require additional financing to sustain our operations and our obligations under the ISURF Agreement, page 7

14. To the extent practicable, please quantify the amount of future funds you currently expect you will need for the period following December 31, 2008.

The success of our research and development activities is uncertain. If the research efforts are not successful, we will be unable to generate revenues from our operations and we will have to cease doing business, page 8

15. Please briefly address the factors that will determine whether you will acquire an exclusive license from ISURF to the technology underlying the agreement, and please explain why the final terms and conditions of such license cannot presently be determined.

We may not receive an exclusive license for the ISURF Nerve Regeneration Technology or obtain such licenses on terms and conditions acceptable to us, page 10

16. Please disclose the terms, including expiration date, of the ISURF Option Agreement.

17. Disclose the amounts you have paid to date under the agreement, the additional payments you are obligated to make and whether any of these amounts are refundable if you are unable to design a development plan acceptable to ISURF or unable to agree on license terms.

We have yet to obtain a license and our intellectual property rights may not provide meaningful commercial protection for our interests in the ISURF Nerve Regeneration Technology, page 10

18. Please expand this risk factor to describe the nature of the ISURF patent and how you expect it to be material to your business.

If we lose the services of the scientific personnel not employed by us, the development of our technologies will be substantially delayed or precluded, resulting in a total loss of our investment in technology, page 11

19. Please name your key personnel and the positions they hold with the company. Please also expand this risk factor to discuss the fact that you currently have no employment agreements with management.

20. Please explain how the scientific personnel not employed by you contribute to your research. Please further disclose the composition of your work force, including the number of personnel whom you employ that contribute to your

research, and the number of personnel whom you do *not* employ that contribute to your research. Additionally, disclose who does employ these people.

If we are not able to attract and retain qualified personnel, either as employees or as consultants, when and as needed, we may fail in our efforts to commercialize the ISURF Nerve Regeneration Technology, page 11

21. Please include a statement disclosing that your management does not receive compensation for their service, and please disclose whether or not you have the funds to provide compensation to such employees if necessary to retain the individuals.

If w are not able to attract and retain qualified personnel..., page 11

22. When do you plan to hire additional personnel?

Compliance with environmental regulations, or dealing with harmful biological materials…, page 12

23. If you have insurance covering damages resulting from handling, storage or disposal of hazardous or biological materials, disclose the limitations of your insurance or disclose that you do not have such insurance.

We lack sales and marketing experience and will likely rely on third party marketers, page 12

24. Please clarify that you do not have any arrangements with third parties regarding the commercialization of any future product or products and that you may not be able to enter into such agreements on commercially acceptable terms.

25. Additionally, revise the discussion to indicate when you believe you will need to obtain sales and marketing services.

We operate in a highly competitive market; in attempting to acquire or commercialize technology, we face competition from other companies, product and technologies, page 12

26. Please expand your disclosure to identify your key competitors and the key products with which you compete.

Concentration of ownership among our directors, executive officers, and principal shareholders may prevent new investors from influencing significant corporate decisions, page 15

27. Please revise to clarify that Mr. Rayat owns 68% of your common stock, as opposed to directors, executive officers and holders of more than 5% of your common stock. If any of your other officers, directors or 5% shareholders hold additional shares, disclose this information separately.

28. Please expand this risk factor to disclose the consequences of the controlling shareholders collectively selling their shares following Distribution.

There is no trading market for our common stock…, page 16

29. The risk factor discussion appears to be disclosing the same risk as that described on page 17 following the caption "Because there is no trading market for our shares you may not be able to see the shares you Octillion [sic]." Please combine the two discussions or revise to clearly describe the distinct risks.

We do not intend to pay dividends for the foreseeable future, page 18

30. Please clearly state that readers should not rely on an investment in your company if they require dividend income and income to them would only come from any rise in the market price of your stock, which is uncertain and unpredictable.

Special Note Regarding Forward-Looking Statements, page 19

31. As stated in the last paragraph, the safe harbor provided for in The Private Securities Litigation Reform Act of 1995 does not apply to your company because it is not currently a reporting company. The safe harbor is provided for in Section 27A. Please revise the first paragraph to delete the reference to Section 27A.

Market for Common Equity and Related Shareholder Matters, page 20

32. Please expand your disclosure to include a market maker's role in influencing the market for, and price of, your securities, as well as the ability of a shareholder to dispose of such securities.

33. Please identify the affiliates that will own approximately 68% of outstanding shares following the Distribution.

Management's Discussion and Analysis or Plan of Operation, page 22

Overview, page 24

34. Please identify potential sources you will approach to meet your financial obligations.

Liquidity and future capital requirements, page 23

35. Please revise your disclosure to quantify the amount of additional financing the company currently expects it will need in the short- and long-term. Please also quantify any specific material expenditures you expect to make in the near term.

Critical Accounting Policies, page 24

Description of our Business and Properties, page 25

36. We note the second paragraph of the section stating tat you have not independently verified statistical data and industry forecasts used in the prospectus. It is not appropriate to disclaim liability for statements included in your document. Please delete the paragraph.

Background, page 25

37. Please expand your disclosure to include the number of your employees, and whether you expect this number to increase or decrease in the short-term.

The ISURF Nerve Regeneration Technology, page 25-26

38. Please provide a more complete description of terms of the Option Agreement.

39. Please explain what it means to have "satisfactory progress and success" of the research project. Please further describe the progress you have made, compare that progress to what constitutes "satisfactory" progress, and disclose when you expect to complete the project.

40. Please disclose whether you are obligated to pay additional funds in connection to the "Conduits with Micropatterned Films for Peripheral Nerve Regeneration" research project. If you are so required, please explain how often you will have to pay out funds and quantify funds that will be due.

41. Please revise to explain the meaning of the following terms:
    - Micropatterned biodegradable polymer photolithography;
    - Reactive ion etching;
    - Substrates;
    - Microgroove dimensions;
    - Biodegradable polymer conduits;
    - Morphological regeneration; and
    - Prostatectomy surgery.

Market Overview for the ISURF Nerve Regeneration Technology, page 26

42. Please revise to include the sources for the statements relating to the potential market.

Competition, page 28

43. Please explain how your business strategy is unique to the industry and will differentiate you from your competitors.

Government Regulation, page 29

44. Please expand this risk factor to briefly describe the government regulations that have a material impact on your business and the process for obtaining FDA approval.

Directors, Executive Officers and Control Persons, page 32

Directors and Executive Officers, page 32

45. You state that your board of directors is composed of four members, but you only provide information regarding three: Dr. Kaiyo Nedd, Harmel S. Rayat, and Pattiann Hiranandani. Please expand your disclosure to include information regarding the fourth, unnamed director.

Executive Compensation, page 34

46. You disclose that Dr. Kaiyo Nedd has held his position as Chief Executive Officer since August 9, 2007. Please disclose who held that position between your inception and that date, and provide the information required by Item 402 (b) of Regulation S-B with regard to that person in your Summary Compensation Table. If more than one individual held this position during that time period, please disclose the required information for all such individuals.

47. Please move sentences two and four from "Certain Relationships and Related Transactions" on page 35 to this "Executive Compensation" section. Please further expand on this disclosure to meet the narrative description requirements of Item 402 (c) of Regulation S-B. In such narrative description, please briefly describe how the sum of $1000 was chosen for Dr. Nedd's compensation, and why you chose not to pay the other three directors for their services.

48. Please provide information regarding compensation of your four directors in the narrative and tabular format required by Item 402 (f) of Regulation S-B.

Certain Relationships and Related Transactions, page 35

49. Please expand your disclosure to identify director and chief financial officer Harmel Rayat's financial interest in the Distribution, including disclosure that he is currently the secretary, treasurer, chief financial officer, director, and majority shareholder of Octillion, and that following the Distribution he will hold 68% of MicroChannel shares.

50. We note that in Note 4 to your financial statements you refer to a sum of $135,537 payable to Octillion in 2006. Please clarify the circumstances of this transaction in accordance with Item 404 (a) of Regulation S-B.

The Distribution, page 37-38

51. Please revise to clarify that you and Octillion will both be under the control of Mr. Rayat and we still be considered to be affiliates.

Index to Audited Financial Statements, page 43

Statement of Stockholders' Equity (Deficiency), page F-4

52. Here you disclose that there was a conversion from debt to equity of approximately $562,000. This appears to contradict what you describe in Note 4 on page F-9. Please advise or revise your financial statements and/or notes to clarify what took place.

Notes to Financial Statements, page F-6

53.   Based on your disclosures on page three, it appears that a forward split was approved by your director and sole shareholder. Please amend your financial statements and other areas in the document to retroactively reflect the effect of the stock split, and include a discussion of the change in capital structure in accordance with SAB Topic 4C. If the stock split is currently reflected, please clarify that fact in the financial statements.

Item 25: Other Expenses of Issuance and Distribution

54. Please expand your disclosure to include federal and state taxes and listing fees, in accordance with Item 511 of Regulation S-B.

Item 26: Recent Sales of Unregistered Securities

55. You state your belief that your February 29, 2005 sale of unregistered securities to Octillion is exempt from registration requirements by virtue of Section 4(2) of the Securities Act of 1933. Please expand your disclosure by providing the facts you relied upon to make this exemption available, i.e., this transaction by your company did not involve a public offering.

56. Please identify the persons or class of persons who purchased shares in this offering.

Item 27: Index to Exhibits

57. Please file the Sponsored Research Agreement with ISURF as an exhibit or provide us with your analysis supporting your determination that it is not a material agreement and therefore not required to be filed pursuant to Item 601 of Regulation S-B.

58. Please include all exhibits in your next filing.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tabatha Akins at (202) 551-3658 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Joseph Sierchio, Esq.
       Sierchio Greco & Greco, LLP
       110 East 59th Street, 29th Floor
       New York, New York 10022